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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

CENTIV, INC. (Name of Issuer)
Common Stock, Par Value $.001 per Share (Title of Class of Securities)
15233P 10 1 (CUSIP Number)
Thomas M. Mason Centiv, Inc. 998 Forest Edge Drive Vernon Hills, Illinois 60061 (847) 876-8304	Stephen A. Tsoris Gardner, Carton & Douglas 191 N. Wacker Drive, Suite 3700 Chicago, Illinois 60606 (312) 569-1142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 25, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 15233P 10 1	13D	Page 2 of 5

1.	Name of Reporting Person/I.R.S. Identification No. of Above Person William M. Rychel

2.	Check the Appropriate Box If a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES		7.	Sole Voting Power 431,151
BENEFICIALLY
OWNED BY EACH REPORTING		8.	Shared Voting Power 0
PERSON WITH
		9.	Sole Dispositive Power 431,151

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,151

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 10.30%

14.	Type of Reporting Person IN

        Pursuant to a Stock Redemption Agreement dated November 25, 2002, Centiv, Inc. repurchased 806,983 shares of Common Stock from Mr. Rychel that were subject to a Pledge and Security Agreement made in connection with a loan from Centiv, Inc. to Mr. Rychel. The purchase price was $2.79 per share. The proceeds of the repurchase were used to repay the outstanding loan.

Item 1. Security and Issuer.

        This Schedule 13D relates to shares of the common stock, par value $.001 per share (the "Shares"), of Centiv, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 998 Forest Edge Drive, Vernon Hills, Illinois, telephone no. 847-876-8300.

Item 2. Identity and Background.

(a)-(c), (f)    This Schedule 13D is being filed by William M. Rychel. Mr. Rychel was been President and Chief Executive Officer from October 1998 until November 2002 at which time he relinquished the title of President but remains Chief Executive Officer. He has also been a Director since October 1998. The Company provides point of purchase signage for various retailers. The Reporting Person's business address is c/o Centiv, Inc., 998 Forest Edge Drive, Vernon Hills, Illinois 60061. The Reporting Person is a United States citizen.

(d)-(e)    During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4. Purpose of Transaction.

        Repurchase of stock pledged in connection with a loan from Centiv, Inc. to the Reporting Person. The proceeds of the repurchase were used to repay the outstanding loan.

Item 5. Interest in Securities of the Issuer.

(a)
As of December 23, 2002, Mr. Rychel owned 431,151 shares of common stock.

(b)
Mr. Rychel has sole voting power over 431,151 shares of common stock of the Issuer. Mr. Rychel has sole dispositive power over 431,151 of common stock of the Issuer.

(c)
None.

(d)
Not applicable.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
7.1	Stock Redemption Agreement (incorporated herein by reference from the Form 8-K filed by the Issuer on December 4, 2002).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM M. RYCHEL
By:	/s/ William M. Rychel

Dated: December 23, 2002

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURE